Exhibit 1.01

W. R. GRACE & CO.
Conflict Minerals Report
for the reporting period from
January 1 to December 31, 2016

Introduction

During the reporting period January 1 to December 31, 2016, W. R. Grace & Co. (“Grace” or “we”) was engaged in the production and sale of specialty chemicals and specialty materials on a global basis through three operating segments: Grace Catalysts Technologies, which included catalysts and related products and technologies used in refining, petrochemical and other chemical manufacturing applications; Grace Materials Technologies, which included packaging technologies and engineered materials used in consumer, industrial, and pharmaceutical applications; and Grace Construction Products, which included specialty construction chemicals and specialty building materials used in commercial, infrastructure and residential construction.

On January 27, 2016, Grace entered into a separation agreement with GCP Applied Technologies Inc., then a wholly-owned subsidiary of Grace ("GCP"), pursuant to which Grace agreed to transfer its Grace Construction Products operating segment and the packaging technologies business of its Grace Materials Technologies operating segment to GCP (the "Separation"). Grace and GCP completed the Separation on February 3, 2016 (the "Distribution Date"), by means of a pro rata distribution to Grace's stockholders of all of the outstanding shares of GCP common stock (the "Distribution"), with one share of GCP common stock distributed for each share of Grace common stock held as of the close of business on January 27, 2016. As a result of the Distribution, GCP became an independent public company. Following the Separation, Grace is engaged in specialty chemicals and specialty materials businesses on a worldwide basis through three operating segments: Grace Refining Technologies, Grace Specialty Catalysts, and Grace Materials Technologies. Grace Refining Technologies and Grace Specialty Catalysts are aggregated into the Grace Catalysts Technologies reportable segment based upon similar economic characteristics, the nature of the products and production processes, type and class of customer and channels of distribution. Grace Catalysts Technologies includes catalysts and related products and technologies used in refining, petrochemical and other chemical manufacturing applications. Grace Materials Technologies includes engineered materials used in coatings, consumer, industrial, and pharmaceutical applications. Later in 2016, we exited certain product lines that were previously part of our Discovery Sciences product group included in our Grace Materials Technologies operating segment.

The U.S. Securities and Exchange Commission (the “SEC”) has adopted rules (the “SEC Conflict Minerals Rule”) that require certain companies, including Grace, to disclose whether the products they manufacture, or contract with third-parties to have manufactured, contain one or more of the following minerals: cassiterite, columbite-tantalite, wolframite and gold, or their derivatives, which are limited to tantalum, tin and tungsten, which the SEC refers to as “conflict minerals” (“Covered Minerals”), that are necessary to the functionality or production of such products (“Necessary Covered Minerals”) and, if so, to publicly disclose certain information.

Grace has filed this Form SD because, as of the filing date, Grace has determined that certain products that we manufacture or contract with third-parties to have manufactured have components such as electronics that contain Necessary Covered Minerals. We have filed this Conflict Minerals Report because, as of the filing date, we are unable to determine the origin of such Necessary Covered Minerals.

Grace does not directly source Covered Minerals from mines or smelters. As a result, we rely upon information provided by our suppliers and contract manufacturers regarding the origin of these Necessary Covered Minerals. Grace expects its suppliers and contract manufacturers to provide the information necessary to permit us to make all required disclosures under the SEC Conflict Minerals Rule.

Based on information provided by our suppliers and contract manufacturers to date, Grace does not knowingly include Necessary Covered Minerals sourced in the Democratic Republic of the Congo and surrounding countries (the “Conflict Region”) in any of our products.

Part I - Due Diligence

Design of Due Diligence

Grace performed reasonable country of origin inquiries (“RCOI”) and as appropriate, follow-up due diligence and, as of the filing date, is unable to determine the origin of Necessary Covered Minerals contained in certain products that we manufacture or contract with third-parties to have manufactured.

Grace’s due diligence procedures conform to the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas (Second Edition) (the “OECD Framework”).

Due Diligence Measures Performed

Grace has taken the following due diligence measures to determine the origin of Necessary Covered Minerals contained in products that we manufacture or contract with third-parties to have manufactured:

•	Grace requested responses from appropriate suppliers and contract manufacturers (“RCOI Response”) indicating the origin of Necessary Covered Minerals contained in such products.

•	Grace reviewed the RCOI Responses received from suppliers and contract manufacturers and held follow-up conversations, as appropriate, regarding the RCOI Responses.

•	Grace has established a management process to support due diligence regarding Covered Minerals and tracks this through an internal database.

•	Grace has strengthened its engagement with its suppliers and contract manufacturers regarding Covered Minerals.

Risk Mitigation/Additional Due Diligence

Grace has taken, or intends to take, the following measures to mitigate the risk that Necessary Covered Minerals that originate in the Conflict Region contained in our products, if any, do not benefit armed groups in the Conflict Region:

•
Grace is working with its suppliers and contract manufacturers to determine the origin of Necessary Covered Minerals contained in products that we manufacture or contract with third-parties to have manufactured.

•
If Grace determines that such Necessary Covered Minerals originate in the Conflict Region and are not from recycled or scrap sources, Grace intends to undertake further due diligence consistent with the OECD Framework to determine whether such Covered Minerals benefit armed groups in the Conflict Region.

Part II - Product Description

Origin Undetermined

Upon completing the due diligence procedures described in Part I, Grace was unable to determine whether Necessary Covered Minerals contained in certain products that we manufacture or contract with third-parties to have manufactured originate in the Conflict Region:

Product Description	Facilities used to process Necessary Covered Minerals in product, if any	Country of origin of the Necessary Covered Minerals in product, if any	Efforts to determine the mine or location of origin of Necessary Covered Minerals
Catalyst loading device	Unknown	Unknown	RCOI of supplier/contract manufacturer and as appropriate, follow-up due diligence/phone conversations
Chemical purification and analysis equipment (1)	Unknown	Unknown	RCOI of supplier/contract manufacturer and as appropriate, follow-up due diligence/phone conversations
Packers/Traps/Degassers (1)	Unknown	Unknown	RCOI of supplier/contract manufacturer and as appropriate, follow-up due diligence/phone conversations
Application Equipment for Can Sealing Compounds (2)	Unknown	Unknown	RCOI of supplier/contract manufacturer and as appropriate, follow-up due diligence/phone conversations

(1)	As of the end of 2016, Grace no longer sells these products as it has exited these businesses.

(2)	As of the Separation on February 3, 2016, Grace no longer sells these products.